UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 23, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE SA (“FIBRIA” or “Company”) (B3: FIBR3 | NYSE: FBR), complementing the information contained in the Material Fact released on July 26, 2018, that Fibria is taking the arrangements to obtain the previous consents established in the financial instruments and the debts issuances executed by Fibria, under the corporate reorganization involving Fibria and Suzano Papel e Celulose SA (“Suzano”), object of the Material Fact released on March 16, 2018 (“Corporate Reorganization”), hereby informs its shareholders and the market in general that a premium of forty hundredths percent (0.40%) of the updated nominal value of the Agribusiness Receivables Certificates (“CRAs”) backed by securities issued by Fibria to its holders will be paid, if the waiver of the rights to declare early maturity of CRAs arising from the Corporate Reorganization is approved, at General Meetings of CRAs holders (“AGCs”) to be convened in due course.

The premium of forty hundredths percent (0.40%) will be calculated on the updated nominal value of the CRAs on the dates of AGCs approving the waiver of the rights to declare early maturity from those securities, to be paid on the date of the eventual consummation of the Corporate Reorganization to all CRAs holders of that series that approved such waiver in their respective AGCs. Fibria estimates that the total premium to be paid will be approximately twenty million reais (R$20 million) if all the AGCs approve said waiver.

Fibria underlines, accordingly, by means of the release of the information in this Notice to the Market, its commitment to transparency with its shareholders and investors.

São Paulo, August 23, 2018

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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